Room 4561
Via fax (781) 565-5565

January 19, 2010

Paul A. Ricci
Chairman of the Board and CEO
Nuance Communications, Inc.
1 Wayside Road
Burlington, MA 01803

> **Re:** **Nuance Communications, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 3009**
> **Filed November 25, 2009**
> **File no. 0-27038**

Dear Mr. Ricci:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended September 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1.   We note that due to increasing customer preference for your subscription and transaction pricing models, the company has been experiencing a shift in revenues away from product and licensing towards professional services and hosting. As a result, we further note from the transcripts of your November 23, 2009 earnings

call that you have begun providing investors with additional data regarding the unrealized future value of current bookings and backlog. Tell us what consideration you gave to include similar discussions in your MD&A disclosures. In this regard, to the extent that revenues recognized from your subscription and service contracts are expected to have a significant impact on the variability of your results, you should discuss and analyze changes in your backlog and bookings as part of your MD&A. Additionally, tell us what consideration you gave to disclose the total contract value of all your non-cancellable subscription and service contracts pursuant to Item 101(c)(viii) of Regulation S-K.

Note 19. Litigation and Other Claims, page 102

2.   We note that in October 2009, the court issued an opinion granting plaintiff's motion for final approval of the settlement for the August 2001 complaint filed on behalf of a purported class of persons who purchased Former Nuance stock between April 12, 2000 and December 6, 2000. Please update us as to the status of this litigation. In this regard, tell us the amount of the proposed settlement and explain further your consideration of ASC 450-20-25-2 and ASC 450-20-50-3 with regards to your accounting for and disclosures of this litigation. Further, in your response to comment 9 in your letter dated February 21, 2008, you indicated that the company would continue to evaluate the potential for any loss contingencies and insurance recoveries pursuant to the requirements of FIN 39 (ASC 210-20-45). Please provide an update as to the current status of your analysis.

Note 22. Segment and Geographic Information and Significant Customers, page 110

3.   We note from your disclosures on page 43 that based on "the evolution during the current fiscal year of the level of information provided to and review thereof, by [your] core market management" the company determined that you now have three reporting units for purposes of assessing goodwill for impairment. In your response to comment 9 in your letter dated April 9, 2009 you indicated that the company does not manage your business or operations at the core market level as discrete financial information (beyond revenue information) for the core markets is not available on a timely or regular basis and it is not used by segment management to evaluate the operating results for these core markets. Please explain further the changes made in the information provided to core market management during fiscal 2009 and tell us what impact, if any, these changes had on the information provided to your chief operating decision maker and on your determination that you operate in one segment.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact me at (202) 551-3499 if you have any questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief